Exhibit (a)(1)(B)

EMAIL TO ALL ELIGIBLE EMPLOYEES

From:	Kishore Seendripu, Ph.D.

To:	All Eligible Employees

Date:	April 20, 2012

I am pleased to announce that today, MaxLinear, Inc. (“MaxLinear”) launched a voluntary, one-time stock option exchange offer to allow eligible employees who received certain stock option grants the opportunity to exchange those options for a lesser number of restricted stock units (the “offer”). Options eligible to be exchanged include only those options granted with an exercise price per share greater than $5.00 (or if higher, the closing sales price of MaxLinear’s Class A common stock on the expiration date of this offer), that remain outstanding as of the expiration of this offer, and that were granted under either our 2004 Stock Plan or our 2010 Equity Incentive Plan. You are an eligible employee if you are providing services as an employee or consultant of MaxLinear or any of its subsidiaries in China, Hong Kong, Japan, the Republic of Korea or Taiwan as of the start of the offer and you remain in our service through the expiration of the offer and the RSU grant date.

This offer currently is scheduled to expire on May 18, 2012, at 9:00 p.m., Pacific Time and restricted stock units are scheduled to be granted on the same day.

We have prepared a number of resources to help you understand the terms and conditions of the offer. These resources include the document titled “Offer to Exchange Certain Outstanding Options for Restricted Stock Units” (referred to as the “Offer to Exchange”) and an election form, together with its associated instructions. Each of these documents is attached to this email. In addition, to help you recall which of your options are eligible for exchange under this offer and to give you the information necessary to make an informed decision, please refer to the schedule of your personalized eligible option grant information available via the MaxLinear offer website at https://maxlinear.equitybenefits.com. This schedule will list your outstanding option grants that are eligible option grants, the grant date of your eligible option grants, the number of shares vested for each of your eligible option grants as of May 18, 2012, the exercise price of your eligible option grants, and the number of outstanding shares subject to your eligible option grants as of May 18, 2012 (assuming you have not exercised all or any portion of your eligible option grants during the offering period).

If you would like to participate in the offer and wish to make your election online via the offer website, simply:

1.	Visit https://maxlinear.equitybenefits.com

2.	Enter your Login ID and Password

•	Your Login ID is your corporate email address

•	Your temporary Password is your employee ID

(You will be asked to create a new password when you login for the first time)

If you choose to participate in the offer, you will need to deliver a completed election via the MaxLinear offer website at https://maxlinear.equitybenefits.com or to MaxLinear, Inc. by fax at (760) 444-8598 no later than 9:00 p.m., Pacific Time, on May 18, 2012 (unless the offer is extended).

If you are unable to access the offer website, you may contact the MaxLinear at (760) 692-0711, Ext. 228 or by email at stockadmin@maxlinear.com.

We know that the materials describing the offer may seem voluminous, but it is important that you carefully review these materials so that you can make an informed decision on whether or not to participate in the offer. We believe this offer potentially is very important to you and recommend that you take the time to study the materials, ask questions if needed and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate in the offer and you will retain your current options under their current terms and conditions. If, after reviewing the materials, you still have questions about the offer, please contact MaxLinear at (760) 692-0711, Ext. 228, or by email at stockadmin@maxlinear.com.

Participation in the offer is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the offer.

If we have not received your properly completed, signed (electronically or otherwise) and dated election before the offer expires, you will have rejected this offer and you will keep your current options. A copy of the election form is included in the offer documents as well as attached to this email. Documents will be available on the Offer web site—not attached to launch email.

Thank you,

Kishore Seendripu, Ph.D.
Chief Executive Officer and Chairman of the Board

Attachments:

Offer to Exchange Certain Outstanding Options for Restricted Stock Units

Election Form